Exhibit 99.1

Uranium Royalty Corp. Announces Closing of C$25 Million Bought Deal Offering, Completing its Previously Announced C$37 Million Financing Package

Not for distribution to U.S. news wire services or dissemination in the United States.

Highlights:

●	Completes the C$37 million financing package comprised of a C$25 million bought deal offering and previously announced C$12 million margin loan facility
●	As of May 20, 2021, the Company has approximately C$70 million in cash, equity and inventory holdings and C$6 million (US$5 million) available for drawdown under its margin loan facilty

Vancouver, British Columbia, Canada, May 20, 2021 – Uranium Royalty Corp. (TSX-V: URC, NASDAQ: UROY) (“URC” or the “Company”) is pleased to announce that it has completed its previously announced bought deal offering (the “Offering”) of common shares of the Company, resulting in aggregate gross proceeds of C$25,010,000. The Offering was conducted by way of a short form prospectus dated May 18, 2021, through a syndicate of underwriters led by BMO Nesbitt Burns Inc., and included Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, TD Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”), pursuant to which the Company issued a total of 6,100,000 common shares (the “Offered Shares”) at a price of C$4.10 per Offered Share (the “Offering Price”).

Following the closing of the Offering, the Company has approximately C$70 million in cash, equity and inventory holdings and C$6 million (US$5 million) available for drawdown under the margin loan facility.

The Company intends to use the net proceeds of the Offering to fund future purchases of royalties, stream and similar interests and purchases of physical uranium, and for working capital.

Uranium Energy Corp., an insider of the Company, purchased 1,000,000 Offered Shares in order to maintain its proportionate ownership interest in the Company.

The Company has granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the number of Offered Shares sold under the Offering to cover over-allotments, if any, and for market stabilization purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company previously announced that it had entered into a C$12 million margin loan facility with Bank of Montreal. The facility is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and customary margin requirements, and is secured by a pledge of all the ordinary shares of Yellow Cake plc held by the Company. The facility matures on the earlier of: (i) May 5, 2023; or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 50%.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. URC intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:	Corporate Office:
Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com	1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com

Forward Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the intended use of proceeds raised from the Offering. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.